                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)*



                               Expert Software, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   302131-10-7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Steven N. Machtinger
                           Hambrecht & Quist LLC
                 One Bush Street, San Francisco, CA  94104
                                 (415) 439-3000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                     March 12, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 14 Pages
CUSIP No. 302131-10-7

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Hambrecht & Quist Group

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                               (a) / /
                               (b) /X/

3  SEC USE ONLY


4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)                    / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
          -0-

     8  SHARED VOTING POWER
          264,500

     9  SOLE DISPOSITIVE POWER
          -0-

     10 SHARED DISPOSITIVE POWER
          264,500

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

264,500

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%

14  TYPE OF REPORTING PERSON

CO

Page 3 of 14 Pages
CUSIP No. 302131-10-7

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Hambrecht & Quist California

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                (a) / /
                                (b) /X/

3  SEC USE ONLY


4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)                  / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
          -0-

     8  SHARED VOTING POWER
          264,500

     9  SOLE DISPOSITIVE POWER
          -0-

     10  SHARED DISPOSITIVE POWER
          264,500

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

264,500

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%

14  TYPE OF REPORTING PERSON

CO

Page 4 of 14 Pages
CUSIP No. 302131-10-7

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Hambrecht & Quist L.L.C.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                (a) / /
                                (b) /X/

3  SEC USE ONLY


4  SOURCE OF FUNDS

WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)                 / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
          -0-

     8  SHARED VOTING POWER
          264,500

     9  SOLE DISPOSITIVE POWER
          -0-

     10 SHARED DISPOSITIVE POWER
          264,500

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

264,500

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%

14  TYPE OF REPORTING PERSON

OO

Page 5 of 14 Pages
CUSIP No. 302131-10-7

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Daniel H. Case III

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                (a) / /
                                (b) /X/

3  SEC USE ONLY


4  SOURCE OF FUNDS

PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e)                     /  /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER
          24,000

     8  SHARED VOTING POWER
          328,242

     9  SOLE DISPOSITIVE POWER
          24,000

     10 SHARED DISPOSITIVE POWER
          328,242

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

352,242

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%

14  TYPE OF REPORTING PERSON

IN

Page 6 of 14 Pages
CUSIP No. 302131-10-7

 ITEM 1.  SECURITY AND ISSUER.

     The reporting persons are the holders of shares of the Common Stock (the "Stock") of Expert Software, Inc., a Delaware corporation (the "Company" or "Expert"), 800 Douglas Road, Executive Tower, Suite #750, Coral Gables, FL 33134.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a), (b) & (c) The following information is given with respect to the persons filing this statement:

          HAMBRECHT & QUIST GROUP ("H&Q Group") is a publicly-held Delaware corporation formed in 1996 with its principal office at One Bush Street, San Francisco, California 94104. In addition to being engaged, through its subsidiary, Hambrecht & Quist LLC (described below), in the investment banking and broker-dealer businesses, H&Q Group through associated entities, is engaged in the venture capital and money management businesses. The directors and executive officers of H&Q Group are the following:



                                                                                Principal
                                                                                Occupation
Name                     Position                 Address                       (Business)
------                   --------                 -------                       ----------


Daniel H. Case III       Director, Chairman       One Bush Street               Same as
                         and CEO                  San Francisco, CA             Position
                                                  94104

William R.               Director, Vice           One Bush Street               Same as
Timken                   Chairman                 San Francisco, CA             Position
                                                  94104

Howard B.                Director                 c/o Hambrecht & Quist         President of
Hillman                                           One Bust Street               Auto-Trol
                                                  San Francisco, CA             Technology
                                                  94104                         Corp.

William E.               Director                 c/o Hambrecht & Quist         Founder,
Mayer                                             One Bust Street               Development
                                                  San Francisco, CA             Capital LLC
                                                  94104

William J. Perry         Director                 c/o Hambrecht & Quist         Professor,
                                                  One Bush Street               Stanford
                                                  San Francisco, CA             University
                                                  94104


Page 7 of 14 Pages
CUSIP No. 302131-10-7

Edmund H.                Director                 c/o Hambrecht & Quist         Vice President
Shea, Jr.                                         One Bush Street               of J.F. Shea
                                                  San Francisco, CA             Co., Inc.
                                                  94104                         (construction
                                                                                and venture
                                                                                capital)

David M.                 Chief Operating          One Bush Street               Same as
McAuliffe                Officer                  San Francisco, CA             Position
                                                  94104

Patrick J. Allen         CFO                      One Bush Street               Same as
                                                  San Francisco, CA             Position
                                                  94104

Steven N.                Secretary                One Bush Street               Same as
Machtinger                                        San Francisco, CA             Position
                                                  94104


     HAMBRECHT & QUIST CALIFORNIA ("H&Q California"), wholly owned by H&Q Group, is a California corporation formed in 1982 with its principal office at One Bush Street, San Francisco, California 94104. In addition to being engaged, through its subsidiary, Hambrecht & Quist LLC (described below), in the investment banking and broker-dealer businesses, H&Q Group directly and through associated entities, is engaged in the venture capital and money management businesses. The directors and executive officers of H&Q Group are the following:


                                                                                Principal
                                                                                Occupation
Name                     Position                 Address                       (Business)
------                   --------                 -------                       ----------

Daniel H. Case III       Director, Chairman       One Bush Street               Same as
                         and CEO                  San Francisco, CA             Position
                                                  94104

William R.               Director, Vice           One Bush Street               Same as
Timken                   Chairman                 San Francisco, CA             Position
                                                  94104

Howard B.                Director                 c/o Hambrecht & Quist         President of
Hillman                                           One Bush Street               Auto-Trol
                                                  San Francisco, CA             Technology
                                                  94104                         Corp.

William E.               Director                 c/o Hambrecht & Quist         Founder,
Mayer                                             One Bush Street               Development
                                                  San Francisco, CA             Capital LLC
                                                  94104

William J. Perry         Director                 c/o Hambrecht & Quist         Professor,
                                                  One Bust Street               Stanford
                                                  San Francisco, CA             University
                                                  94104


Page 8 of 14 Pages
CUSIP No. 302131-10-7

Edmund H.                Director                 c/o Hambrecht & Quist         Vice President
Shea, Jr.                                         One Bush Street               of J.F. Shea
                                                  San Francisco, CA             Co., Inc.
                                                  94104                         (construction
                                                                                and venture
                                                                                capital)

David M.                 Chief Operating          One Bush Street               Same as
McAuliffe                Officer                  San Francisco, CA             Position
                                                  94104

Patrick J. Allen         CFO                      One Bush Street               Same as
                                                  San Francisco, CA             Position
                                                  94104

Steven N.                Secretary                One Bush Street               Same as
Machtinger                                        San Francisco, CA             Position
                                                  94104


     HAMBRECHT & QUIST LLC ("H&Q LLC"), a subsidiary of H&Q California, is a Delaware limited liability company formed in 1982 for the purpose of engaging in the investment banking and securities brokerage businesses, with its principal office at One Bush Street, San Francisco, CA 94104. H&Q California and Hambrecht & Quist B/D Subsidiary Corp., a wholly owned subsidiary of H&Q California, are the members of H&Q LLC. The directors and executive officers of Hambrecht & Quist LLC are the following:


                                                                                Principal
                                                                                Occupation
Name                     Position                 Address                       (Business)
------                   --------                 -------                       ----------

Daniel H. Case III       Director, Chairman       One Bush Street               Same as
                         and CEO                  San Francisco, CA             Position
                                                  94104

William R.               Director, Vice           One Bush Street               Same as
Timken                   Chairman                 San Francisco, CA             Position
                                                  94104

Paul L.                  Vice Chairman            One Bush Street               Same as
Hallingby                                         San Francisco, CA             Position
                                                  94104

Patrick J. Allen         CFO                      One Bush Street               Same as
                                                  San Francisco, CA             Position
                                                  94104

Steven N.                Secretary                One Bush Street               Same as
Machtinger                                        San Francisco, CA             Position
                                                  94104


Page 9 of 14 Pages
CUSIP No. 302131-10-7

David M.                 Co-Director of           One Bush Street               Same as
McAuliffe                Investment Banking       San Francisco, CA             Position
                         and Chief Operating      94104
                         Officer

Cristina M.              Co-Director of           One Bush Street               Same as
Morgan                   Investment Banking       San Francisco, CA             Position
                                                  94104

Bruce M.                 Director of              One Bush Street               Same as
Lupatkin                 Research                 San Francisco, CA             Position
                                                  94104


     DANIEL H. CASE III is a United States citizen whose business address is One Bush Street, San Francisco, California 94104. His principal occupation is Chairman and Chief Executive Officer of H&Q LLC.

     (d) & (e) To the best knowledge of the reporting persons, during the last five years none of the reporting persons or their officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  All individuals referred to above are United States citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     All shares of Stock of the Company were purchased with the funds of the owners of the shares of Stock listed in Item 5.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     The owners listed in Item 5 purchased the Stock of the Company for general investment purposes. The owners listed in Item 5 may acquire additional shares of the Stock of the Company, based upon their respective investment decisions. It is not contemplated that any of the acquisitions reported hereunder or any future acquisitions will result in any change in the present management of the Company.

     The owners listed in Item 5 have no present plans or proposals which relate to or would result in:

     (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (c) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

Page 10 of 14 Pages
CUSIP No. 302131-10-7

     (d) any material change in the present capitalization or dividend policy of the Company;

     (e) any other material change in the Company's business or corporate structure;

     (f) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (g) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

     (h) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

     (i)  any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Based on the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, there were 7,548,494 shares of Common Stock outstanding as of October 31, 1997. The following summarizes the shares of the Company beneficially owned by the reporting persons:



                              Number of
                              Shares                   Percentage
Investor                      Common Stock             of Class
--------                      ------------             --------

H&Q Group                     264,500                  3.5%
H&Q California                264,500                  3.5%
H&Q LLC                       264,500                  3.5%
Daniel H. Case III            352,242                  4.7%


     Prior to this Amendment, H&Q LLC held 342,000 shares and such shares are attributable to H&Q Group as a result of its affiliation with H&Q LLC. H&Q LLC disposed of 40,000 shares on the open market on March 12, 1998 at $4.375 per share.

     Daniel H. Case III is a director, Chairman and Chief Executive Officer of H&Q Group, H&Q California and H&Q LLC. See Item 2 above. Mr. Case and members of his immediate family disposed of 10,000 shares on March 12, 1998 on the open market at $4.375 per share. Mr. Case disclaims beneficial ownership of all of such shares except for shares directly held by him.

     Because voting and investment decisions concerning the above securities may be made by or in conjunction with H&Q Group, H&Q California, H&Q LLC and Daniel H. Case III, each of the reporting persons may be deemed a member of a group that shares voting and dispositive power over all of the above securities. Although the reporting persons are reporting such securities as if they were members of a group, the filing of this report shall not be construed as an admission by any reporting person that it is a beneficial owner of any securities other than those directly held by such reporting person.

Page 11 of 14 Pages
CUSIP No. 302131-10-7

     Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual directors, executive officers, members and/or managers of the foregoing entities might be deemed the "beneficial owners" of some or all of the securities to which this report relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this report nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this report relates, and such beneficial ownership is expressly disclaimed.

     This report does not include shares of Common Stock, if any, held by H&Q LLC in its trading account for the purposes of making a market in Expert's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     To the best knowledge and belief of the reporting persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     A.   Joint Filing Undertaking as required by Rule 13d-1(f).

Page 12 of 14 Pages
CUSIP No. 302131-10-7

SIGNATURES

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  March 23, 1998


                                        HAMBRECHT & QUIST GROUP

                                        By:  /s/ Patrick J. Allen
                                             ---------------------------------
                                             Chief Financial Officer


                                        HAMBRECHT & QUIST CALIFORNIA

                                        By:  /s/ Patrick J. Allen
                                             ---------------------------------
                                            Chief Financial Officer


                                        HAMBRECHT & QUIST L.L.C.

                                        By:  /s/ Patrick J. Allen
                                             ---------------------------------
                                             Chief Financial Officer


                                        DANIEL H. CASE III

                                        By:  /s/ Daniel H. Case III
                                             ---------------------------------
                                             Daniel H. Case III

Page 13 of 14 Pages
CUSIP No. 302131-10-7


                                  EXHIBIT INDEX

Exhibit A                Joint Filing Undertaking                Page 14


Page 14 of 14 Pages
CUSIP No. 302131-10-7

                            JOINT FILING UNDERTAKING


     The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to the Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule 13D jointly on behalf of each of such parties.

DATED:  March 23, 1998


                                        HAMBRECHT & QUIST GROUP

                                        By:  /s/ Patrick J. Allen
                                             ---------------------------------
                                             Chief Financial Officer



                                        HAMBRECHT & QUIST CALIFORNIA

                                        By:  /s/ Patrick J. Allen
                                             ---------------------------------
                                             Chief Financial Officer



                                        HAMBRECHT & QUIST L.L.C.

                                        By:  /s/ Patrick J. Allen
                                             ---------------------------------
                                             Chief Financial Officer


                                        DANIEL H. CASE III

                                        By:  /s/ Daniel H. Case III
                                             ---------------------------------
                                             Daniel H. Case III